UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 25, 2005

BHP Billiton Limited -----------------------------------
(Translation of registrant's name into English)

180 Lonsdale Street Melbourne VIC 3000 Australia
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

25 November 2005

To:
Australian Stock Exchange
London Stock Exchange

cc:
New York Stock Exchange
Swiss Stock Exchange
JSE Securities Exchange SA
Deutsche Bank
UBS Zurich

For Announcement to the Market

I advise the following results of the business conducted at the meetings of shareholders of BHP Billiton Limited ("Limited") held on 25 November 2005 and BHP Billiton Plc ("Plc") held on 20 October 2005.

The final proxy position for each company (excluding the proxy votes carried from one meeting to the other meeting by the Special Voting Shares) is detailed in Appendix 1. As required by the Dual Listed Companies Structure, a poll was conducted on each of the proposed resolutions. Because of the nature of that Structure, the poll results for each company on Joint Electorate Actions are identical.

The poll results were:

Business	Votes For	Votes Against	Votes Abstained	Result
1. Receipt of Financial Statements and Reports of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	3,273,727,682	3,534,936	122,947,379	CARRIED
2. Receipt of Financial Statements and Reports of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	3,273,968,412	3,463,036	122,799,610	CARRIED
3. Election of Mr C A S Cordeiro as a director of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	3,392,547,602	4,020,855	3,654,248	CARRIED
4. Election of Mr C A S Cordeiro as a director of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	3,393,068,711	4,065,357	3,095,793	CARRIED
5. Election of The Hon. E G de Planque as a director of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	3,392,261,496	4,446,293	3,523,701	CARRIED
6. Election of The Hon. E G de Planque as a director of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	3,392,697,529	4,532,896	3,014,433	CARRIED
7. Re-election of Mr D A Crawford as a director of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	3,335,796,064	13,517,251	50,916,059	CARRIED
8. Re-election of Mr D A Crawford as a director of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	3,336,045,251	13,470,893	50,728,315	CARRIED
9. Re-election of Dr D A L Jenkins as a director of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	3,379,149,514	3,049,132	18,028,857	CARRIED
10. Re-election of Dr D A L Jenkins as a director of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	3,379,341,327	3,078,197	17,823,757	CARRIED
11. Re-election of Mr M Salamon as a Director of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	3,372,990,604	9,138,167	18,096,019	CARRIED
12. Re-election of Mr M Salamon as a Director of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	3,373,164,567	9,283,885	17,795,506	CARRIED
13. Re-appointment of the auditors of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	3,370,568,687	4,729,913	24,935,049	CARRIED
14. Renewal of the Directors' authority to allot shares in BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	3,204,649,433	121,041,785	74,529,844	CARRIED
15. Renewal of the disapplication of pre-emption rights in BHP Billiton Plc (a special resolution and Joint Electorate Action)	3,326,910,667	33,638,002	39,680,723	CARRIED
16. Approval of the re-purchase of shares in BHP Billiton Plc (a special resolution and Joint Electorate Action)	3,370,455,653	7,461,959	22,171,233	CARRIED
17. Approval of the Remuneration Report (an ordinary resolution and Joint Electorate Action)	3,228,061,171	79,415,734	92,734,763	CARRIED
18. Approval of the grant of awards to Mr C W Goodyear under the GIS and the LTIP (an ordinary resolution and Joint Electorate Action)	3,217,937,711	94,623,363	84,738,422	CARRIED
19. Approval of the grant of awards to Mr M Salamon under the GIS and the LTIP (an ordinary resolution and Joint Electorate Action)	3,217,472,882	95,094,190	84,760,690	CARRIED
20. Approval of amendments to the Articles of Association of BHP Billiton Plc (a special resolution and Joint Electorate Action)	3,284,650,635	42,975,060	72,579,371	CARRIED
21. Approval of amendments to the Constitution of BHP Billiton Limited (a special resolution and Joint Electorate Action)	3,353,185,692	11,162,809	35,875,099	CARRIED

K J Wood
Company Secretary

                                                                                                                                        Appendix 1

BHP Billiton Limited & BHP Billiton Plc
Final Proxy Position
	Limited	Plc
1. Receipt of Financial Statements and Reports of BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,623,307,240	1,651,435,716
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution
	1,556,277,044	1,643,255,478
♦ was to vote against the resolution
	1,328,513	2,206,422
♦ was to abstain on the resolution
	112,758,167	10,189,212
♦ may vote at the proxy's discretion
	65,701,683	5,973,816

2. Receipt of Financial Statements and Reports of BHP Billiton Limited
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,623,453,096	1,651,434,473
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution
	1,556,738,249	1,643,136,352
♦ was to vote against the resolution
	1,255,116	2,207,919
♦ was to abstain on the resolution
	112,609,155	10,190,455
♦ may vote at the proxy's discretion
	65,459,731	6,090,202

3. Election of Mr C A S Cordeiro as a director of BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,732,715,521	1,661,315,831
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution
	1,663,692,160	1,654,080,505
♦ was to vote against the resolution
	2,879,405	1,137,232
♦ was to abstain on the resolution
	3,351,536	302,712
♦ may vote at the proxy's discretion
	66,143,956	6,098,094

4. Election of Mr C A S Cordeiro as a director of BHP Billiton Limited
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,733,260,076	1,661,322,019
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,664,211,831	1,654,063,918
♦ was to vote against the resolution	2,922,694	1,138,445
♦ was to abstain on the resolution	2,792,884	302,909
♦ may vote at the proxy's discretion	66,125,551	6,119,656

5. Election of The Hon. E G de Planque as a director of BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,732,845,277	1,661,323,007
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,663,312,721	1,654,073,848
♦ was to vote against the resolution	3,303,472	1,148,612
♦ was to abstain on the resolution	3,221,780	301,921
♦ may vote at the proxy's discretion
	66,229,084	6,100,547

6. Election of The Hon. E G de Planque as a director of BHP Billiton Limited
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,733,355,341	1,661,322,211
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,663,840,418	1,654,056,118
♦ was to vote against the resolution	3,390,075	1,148,612
♦ was to abstain on the resolution	2,711,716	302,717
♦ may vote at the proxy's discretion
	66,124,848	6,117,481

7. Re-election of Mr D A Crawford as a director of BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,733,361,289	1,613,414,637
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,657,644,153	1,603,344,137
♦ was to vote against the resolution	9,538,808	3,978,681
♦ was to abstain on the resolution	2,705,768	48,210,291
♦ may vote at the proxy's discretion
	66,178,328	6,091,819

8. Re-election of Mr D A Crawford as a director of BHP Billiton Limited
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,733,549,829	1,618,413,841
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,657,966,352	1,603,325,231
♦ was to vote against the resolution	9,493,663	3,977,468
♦ was to abstain on the resolution	2,517,228	48,211,087
♦ may vote at the proxy's discretion
	66,089,814	6,111,142

9. Re-election of Dr D A L Jenkins as a director of BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,718,337,900	1,661,323,358
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,650,204,695	1,654,108,519
♦ was to vote against the resolution	1,903,061	1,146,310
♦ was to abstain on the resolution	17,727,287	301,570
♦ may vote at the proxy's discretion
	66,230,144	6,068,529

10. Re-election of Dr D A L Jenkins as a director of BHP Billiton Limited
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,718,544,289	1,661,322,762
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,650,462,132	1,654,091,555
♦ was to vote against the resolution	1,933,935	1,144,501
♦ was to abstain on the resolution	17,521,591	302,166
♦ may vote at the proxy's discretion
	66,148,222	6,086,706

11. Re-election of Mr M Salamon as a Director of BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,718,265,510	1,661,325,873
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,646,116,715	1,651,988,169
♦ was to vote against the resolution	5,868,664	3,265,812
♦ was to abstain on the resolution	17,796,964	299,055
♦ may vote at the proxy's discretion
	66,280,131	6,071,892

12. Re-election of Mr M Salamon as a Director of BHP Billiton Limited
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,718,570,824	1,661,325,655
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,645,934,630	1,651,963,582
♦ was to vote against the resolution	6,005,416	3,268,228
♦ was to abstain on the resolution	17,496,233	299,273
♦ may vote at the proxy's discretion
	66,630,778	6,093,845

13. Reappointment of the auditors of BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,718,949,937	1,653,806,036
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,650,395,122	1,644,567,549
♦ was to vote against the resolution	1,557,084	3,170,735
♦ was to abstain on the resolution	17,116,155	7,818,894
♦ may vote at the proxy's discretion
	66,997,731	6,067,750

14. Renewal of the Directors' authority to allot shares in BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,662,493,578	1,660,667,809
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,584,901,716	1,544,736,731
♦ was to vote against the resolution	11,115,313	109,855,720
♦ was to abstain on the resolution	73,572,729	957,115
♦ may vote at the proxy's discretion
	66,476,549	6,075,358

15. Renewal of the disapplication of pre-emption rights in BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,711,842,191	1,646,166,239
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,635,354,487	1,616,172,018
♦ was to vote against the resolution	9,636,671	23,907,468
♦ was to abstain on the resolution	24,222,034	15,458,689
♦ may vote at the proxy's discretion	66,851,033	6,086,753

16. Approval of the re-purchase of shares in BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,714,073,461	1,661,326,846
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution
	1,642,118,039	1,652,972,158
♦ was to vote against the resolution
	5,176,864	2,270,323
♦ was to abstain on the resolution
	21,873,151	298,082
♦ may vote at the proxy's discretion
	66,778,558	6,084,365

17. Approval of the Remuneration Report
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,713,924,092	1,591,030,810
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,620,884,062	1,532,120,785
♦ was to vote against the resolution	26,494,176	52,827,572
♦ was to abstain on the resolution	22,141,096	70,593,667
♦ may vote at the proxy's discretion
	66,545,854	6,082,453

18. Approval of the grant of awards to Mr C W Goodyear under the GIS and the LTIP
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,712,784,840	1,597,924,389
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution
	1,621,889,470	1,523,566,103
♦ was to vote against the resolution
	26,221,963	68,246,124
♦ was to abstain on the resolution
	21,068,233	63,670,189
♦ may vote at the proxy's discretion
	64,673,407	6,112,162

19. Approval of the grant of awards to Mr M Salamon under the GIS and the LTIP
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,712,754,253	1,597,962,708
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,621,389,928	1,523,605,579
♦ was to vote against the resolution	26,679,917	68,244,894
♦ was to abstain on the resolution	21,098,820	63,661,870
♦ may vote at the proxy's discretion
	64,684,408	6,112,235

20. Approval of the amendments to the Articles of Association of BHP Billiton Plc
Þ Total number of proxy votes exercisable by all proxies validly appointed
	1,714,352,371	1,610,754,699
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -

♦ was to vote for the resolution
	1,642,569,175	1,566,733,520
♦ was to vote against the resolution
	5,021,277	37,935,446
♦ was to abstain on the resolution
	21,709,142	50,870,229
♦ may vote at the proxy's discretion
	66,761,919	6,085,733

21. Approval of the amendments to the Constitution of BHP Billiton Limited
Þ Total number of proxy votes exercisable by all proxies validly appointed	1,714,636,161	1,647,178,960
Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
♦ was to vote for the resolution	1,643,523,722	1,634,430,595
♦ was to vote against the resolution	4,501,298	6,643,174
♦ was to abstain on the resolution	21,429,101	14,445,998
♦ may vote at the proxy's discretion	66,611,141	6,105,161

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 25 November 2005	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary